Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

November 3, 2021

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities & Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549-0506

Re:

Ancora Trust, File Nos. 333-108196 and 811-21418

Dear Ms. Browning:

On September 29, 2021, Ancora Trust (the “Registrant”) filed a preliminary proxy statement relating to a shareholder meeting to consider approval of a new investment advisory agreement with Ancora Advisors LLC.  In a telephone conversation on October 6, 2021, you provided comments to the preliminary proxy statement.  By my letter of October 21, 2021, I provided a summary of your comments and Registrant’s responses, together with a redlined draft showing proposed changes to the preliminary proxy statement.  Then, in a telephone conversation on October 25, 2021, you provided comments on my October 21 letter and the revised preliminary proxy statement.  By my letter of October 27, I provided a summary of your October 25 comments and Registrant’s responses, together with a redlined draft showing the proposed changes to our draft filed October 21.

Finally, in a telephone conversation on October 29, you provided one additional comment.  Please find below a summary of your comment and the Registrant’s response, which the Registrant has authorized McDonald Hopkins LLC to make on behalf of the Registrant.  Capitalized terms used herein have the same meanings given to them in the proxy statement.

Comment 1.  Supplementally to the SEC staff, confirm that there was no violation of Section 17 of the 1940 Act and the rules thereunder as a result of the Transaction.

Response.  Registrant confirms that there was no violation of Section 17 of the 1940 Act and the rules thereunder as a result of the Transaction.

If you have any questions, please call Michael J. Meaney at (216) 348-5411.

Very truly yours,

/s/ Michael J. Meaney

Michael J. Meaney

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